Mail Stop 4561

June 20, 2007

Larry E. Finger
Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

        Re: **Federal Realty Investment Trust**
                 Form 10-K for Fiscal Year Ended
                 December 31, 2006
                 Filed March 1, 2007
                 Form 10-Q for Quarterly Period Ended
                 March 31, 2007
                 Filed May 2, 2007
                 File No. 1-07533

Dear Mr. Finger:

        We have reviewed your response letter dated June 19, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 2. Real Estate, page F-16

1.   We have considered your response to our prior comment one. After reviewing your SAB 99 analysis, we continue to believe that the operations and gain from sale of Greenlawn Plaza should be classified as continuing operations. Please revise your Form 10-K for the year ended December 31, 2006 to reflect the classification of the gain related to the sale of Greenlawn Plaza as well as its operating results prior to sale as continuing operations in accordance with paragraph 42 of SFAS 144 and EITF 03-13.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Robert Telewicz, Senior Staff Accountant at (202) 551-3438, Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3780 if you have questions.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief
                                        Accountant